1035 Park Avenue Suite 7B New York NY 10028 (646) 827-9362

Pulmo BioTech Inc.

August 28, 2008

Mr. Kevin L. Vaughn

Mail Stop 6010

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re: Pulmo BioTech Inc. Form 10-KSB/A for the Year Ended December 31, 2007

Commission File Number 000-50678

Dear Mr. Vaughn:

By fax dated August 19, 2008, Pulmo BioTech Inc., a Delaware corporation (the "Company"), received a comment letter signed by you with respect to the above captioned filing. After reviewing your letter and the provisions you cited therein, we agree with your analysis and are concurrently with the filing of this letter filing an additional amendment to our 10-KSB that we believe corrects the deficiencies referred to in your comment letter. Attached to this letter for the convenience of the staff is a blacklined copy showing the changes made from the original filing to the amendment being filed today.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Company is aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to such Division's comments on the Company's filing.

Very truly yours,

Pulmo BioTech Inc.

By: Garry McCann_

Garry McCann, President and Chief Executive Officer